 Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross West Africa tour highlights growth potential
Drilling campaign at Tasiast continues to yield positive results

Toronto, Canada, March 28, 2011 – In advance of an upcoming analyst and investor tour of its recently acquired West African assets, Kinross Gold Corporation ("Kinross") (TSX: K, NYSE: KGC) today provided an update on exploration activity at Tasiast in Mauritania and development plans for the Tasiast expansion project, and an update on exploration activity at Chirano in Ghana.

Highlights

•	Kinross’ aggressive drilling campaign at Tasiast continues, with 26 rigs currently active and 70,000 metres drilled since the beginning of the year.
•	Results from drilling at Tasiast continue to meet or exceed expectations.
•	Reconnaissance drilling has yielded encouraging gold results at two different targets along the Tasiast trend outside of the main Tasiast deposit.
•	The Tasiast expansion feasibility study is 36% complete and remains on schedule.
•	Procurement of the mining fleet for the Tasiast expansion project has commenced.
•	Recent step-out holes beneath the pits at Chirano have encountered positive results.

Presentation slides to be used during the tour are available at www.kinross.com. Highlights from recent drilling are included in the exploration update below, while complete drill results and explanatory notes and references may be found as an appendix on www.kinross.com. The exploration update also includes links to illustrations on www.kinross.com.

Appendix of drill results:  http://www.kinross.com/media/212525/appendix.pdf

Tasiast exploration update

Drilling continues at Tasiast with 17 core and 9 reverse circulation rigs. As of the end of February 2011, definition drilling was approximately 60% complete at West Branch, geotechnical drilling was approximately 45% complete, and condemnation work was approximately 25% complete. A total of 70,000 metres have been drilled since the beginning of the year, with 31,000 metres completed at West Branch since the last of the holes included in Kinross’ year-end mineral reserve and mineral resource statement in its news release dated February 16, 2011. The majority of West Branch drilling has focused on infilling last year’s step-out program, with the goal of upgrading inferred mineral resources to indicated mineral resources. A further 24,000 metres have targeted down-dip extensions of mineralized banded iron formation between the Piment South-South and Piment Central pits. Over 44,000 samples are now in the analytical pipeline at various laboratory facilities located on site, in Nouakchott and in Kayes (Mali).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 1: http://www.kinross.com/media/212516/figure%201.pdf

Reconnaissance drilling has encountered encouraging gold results at the Charlize target, located 15 km south of Tasiast, and the C67 target, located 5 km north of Tasiast. At Charlize, mineralization occurs near the surface in banded iron formation (BIF) rocks that are part of the same mineralized BIF sequence further north at Tasiast.  Charlize is mineralized on multiple sections that extend the zone over 4.5 kilometres of strike. Notable results include 12 metres of 2.06 grams per tonne, 9 metres of 1.7 grams per tonne and 15 metres of 0.99 grams per tonne of gold. The BIF unit dips east at approximately 25° to 30°, thus down hole intercepts represent approximate true thicknesses. Mineralization remains open at depth on all targets which require further drilling to fully evaluate potential for a future oxide gold resource, and the possibility of greenschist-style mineralization plumbing the system at depth. A number of high-grade intervals have been intersected in vein targets 2 km southwest of Charlize, including 4 metres grading 27.7 grams per tonne and 12 metres grading 8.3 grams per tonne gold (intervals represent down hole thicknesses). A 15,000 metre follow-up program is scheduled to commence following completion of feasibility drilling in the second quarter of this year.

Figure 2: http://www.kinross.com/media/212519/figure%202.pdf

Gold mineralization at C67 is hosted by multiple structures in a sequence of steeply dipping BIF rocks located on a separate mineralized trend east of the main Tasiast shear zone. Results include 14 metres of 1.91 grams per tonne, 20 metres of 1.17 grams per tonne and 8 metres of 2.21 grams per tonne gold. A priority goal is delineation of potential oxide mineralization with capacity to extend the dump leach mining schedule at Tasiast. Mineralization remains open at depth and will be tested with deep drilling to assess potential for high grade structures interpreted to have delivered mineralization to shallow levels in the BIF.  A total of 8,000 metres of follow-up drilling is planned at C67 for this year.

Kinross expects to file an updated NI 43-101 Technical Report for Tasiast on or about March 31, 2011.

Tasiast expansion project update

The feasibility study for the Tasiast expansion is well advanced and remains on schedule for completion in mid-2011. The study is 36% complete, with the site layout determined and process flow sheets completed. Kinross has begun initial equipment procurement for the expanded mining fleet, and by the end of March expects to have made commitments for seventeen Caterpillar 793D haul trucks, two Bucyrus RH340 hydraulic shovels, four Caterpillar D10 track dozers,  and two Caterpillar 854 wheel dozers, at a total capital cost of approximately $103 million. Including the previous procurement of mills, crushers, and mill motors as outlined in Kinross’ February 16, 2011 news release, which had a value of $101 million, year-to-date equipment commitments for the expansion project total approximately $204 million, consistent with the project budget.

Permitting in support of the project is proceeding on schedule. The Company has submitted the Terms of Reference for the Environmental Impact Notification (EIN) and Environmental Impact Assessment (EIA) required for early works on the project, including a camp expansion, construction of mill and power plant foundations, and an upgrade of the existing road. Subsequent EIAs will be submitted to the appropriate government ministries to further support project construction and operation.

p. 2 Kinross provides update on Tasiast and Chirano	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The scoping study for the Tasiast expansion envisions increasing mill capacity from 8,000 to 68,000 tonnes per day, and increasing average annual gold production to approximately 1.5 million ounces per year for the first eight years of production. The expansion project remains on schedule to commence operation early in 2014.

Chirano exploration update

Two drills (one core and one multi-purpose core/RC) are currently active at Chirano. One rig will continue drilling the extensions of mineralized shoots at the Akoti mining complex to follow up strong gold intercepts encountered in recent step-out holes beneath the pits. Positive drill results include 16 metres of 6.34 grams per tonne, 8 metres of 7.01 grams per tonne, 10 metres of 6.21 grams per tonne, 39 metres of 3.35 grams per tonne and 40.1 metres of 1.72 grams per tonne gold (intersections are reported as down hole thicknesses).

The second drill will deploy to Obra and Tano, targeting new ore shoots that may potentially develop down plunge of mineralization mined in the pits. Ten thousand metres of drilling is planned to test targets beneath both open pits.

Figure 3: http://www.kinross.com/media/212522/figure%203.pdf

A recent hole at the Kolua target (located 3.7 km south of the Chirano plant) encountered 14 metres grading 4.1 grams per tonne gold down-dip of a previous hole that returned 27 metres of 1.92 grams per tonne gold. Kolua is characterized by a gold-in-soil, surface geochemical anomaly hosted along a structural play of the main Chirano shear zone between Suraw and Akwaaba. Approximately 1,400 metres of follow-up core drilling is planned, targeting potential for a high grade shoot to develop down plunge of previous gold intercepts.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana, and Mauritania, and employs approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 3 Kinross provides update on Tasiast and Chirano	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities; the future price of gold and silver; the estimation of mineral reserves and mineral resources and the realization of such estimates; the timing, amount and costs of development of mineral deposits and estimated future production; expected capital expenditures; exploration, development and mining activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation; environmental risks; unanticipated reclamation expenses; and title disputes or claims. The words ‘‘anticipates’’, or ‘‘does not anticipate’’, ‘‘believes’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, “envision”; ‘‘estimates’’, ‘‘forecasts’’, “goal”, ‘‘intends’’, “models”, ‘‘plans’’, “potential”, ‘‘scheduled’’, or “targets”, or variations of such words and phrases or statements that certain actions, events or results ‘‘could’’, ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘will be taken’’ or ‘‘will be achieved’’, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis, as well as the viability of the Tasiast and Chirano mines, and the exploration, development and expansion of the Tasiast and Chirano mineral deposits and mines on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, Mauritania or Ghana; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of and verified by Dr. Glenton Masterman, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p.4 Kinross announces appointment of new Chief Financial Officer	www.kinross.com